UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-38591

PDD Holdings Inc.

First Floor, 25 St Stephen’s Green,

Dublin 2, D02 XF99

Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Results of PDD Holdings Inc.’s 2025 Annual General Meeting

At the 2025 annual general meeting of shareholders of PDD Holdings Inc. (the “Company”), held on December 19, 2025 at 7:00 a.m., Irish Standard Time (the “2025 Annual General Meeting”), shareholders of the Company adopted the following resolutions proposed by the Company:

1.	as an ordinary resolution, THAT Mr. Lei Chen be re-elected as a director of the Company;

2.	as an ordinary resolution, THAT Mr. Jiazhen Zhao be re-elected as a director of the Company;

3.	as an ordinary resolution, THAT Mr. Anthony Kam Ping Leung be re-elected as a director of the Company;

4.	as an ordinary resolution, THAT Mr. Haifeng Lin be re-elected as a director of the Company;

5.	as an ordinary resolution, THAT Dr. Ivonne M.C.M. Rietjens be re-elected as a director of the Company; and

6.	as an ordinary resolution, THAT Mr. George Yong-Boon Yeo be re-elected as a director of the Company.

A total of 5,647,107,492 votes, representing 99.2% of the total outstanding voting power as of November 19, 2025, Irish Standard Time, the record date, were present in person or by proxy at the 2025 Annual General Meeting. The results of the votes are as follows:

	For		Against		Abstained
Resolution	Votes	%	Votes	%	Votes
Resolution No. 1	5,090,210,504	90.14%	541,973,704	9.60%	14,923,284
Resolution No. 2	5,125,504,232	90.76%	506,679,740	8.97%	14,923,520
Resolution No. 3	5,458,515,284	96.66%	170,770,752	3.02%	17,821,456
Resolution No. 4	4,823,302,432	85.41%	805,984,676	14.27%	17,820,384
Resolution No. 5	5,556,523,804	98.40%	75,625,164	1.34%	14,958,524
Resolution No. 6	5,167,748,212	91.51%	461,021,420	8.16%	18,337,860

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PDD HOLDINGS INC.

By	:	/s/ Lei Chen
Name	:	Lei Chen
Title	:	Co-Chairman of the Board of Directors and Co-Chief Executive Officer

By	:	/s/ Jiazhen Zhao
Name	:	Jiazhen Zhao
Title	:	Co-Chairman of the Board of Directors and Co-Chief Executive Officer

Date: December 19, 2025